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                               June 26, 2024

       Kyle Jason Kiser
       Chief Executive Officer
       CONX Corp.
       5701 S. Santa Fe Dr.
       Littleton, CO 80120

                                                        Re: CONX Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 29, 2024
                                                            File No. 333-279770

       Dear Kyle Jason Kiser:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed May 29, 2024

       Cover Page

   1. Please revise to highlight that the private warrants may be exercised on a cashless basis as long as they are held
by the Sponsor or its permitted transferees and thus the private warrant holders could
also experience a positive rate of return even if there is a decline in the trading price.
Please also revise to highlight the significant number of common shares being registered in
this offering as compared to the limited public float of the company, so investors can clearly
understand the potential significant dilution relating to the issuance of these shares.
       Risk Factors, page 6

   2. Please revise the risk factor on page 14 to highlight the negative pressure potential sales of shares pursuant to this
registration statement could have on the public trading price of the
                                                        Class A common stock,
including the common stock underlying the public and private
 Kyle Jason Kiser
FirstName  LastNameKyle Jason Kiser
CONX Corp.
Comapany
June       NameCONX Corp.
     26, 2024
June 26,
Page 2 2024 Page 2
FirstName LastName
         warrants. To illustrate this risk, disclose the purchase price of the private placement warrants, and the percentage that the shares being registered in this offering currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Business, page 36

3. We note that your Equity Forward Transaction provides the company may redeem the preferred stock in whole or in part, at the option of the company, at the price Mr. Ergen paid for the securities and that Mr. Ergen controls the company. Please highlight this throughout the prospectus. In addition, revise to discuss the risks that this agreement may pose to other holders if the company is required to buy back the shares of preferred stock as described therein. For example, discuss how such purchases would impact the cash you have available for other purposes and to execute your business strategy. Lastly, please revise disclosure relating to liquidity as necessary.
General

4. Revise your prospectus to disclose the price that the Sponsor paid for the private placement warrants and the ability to exercise on a cashless basis, and that the selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that these shareholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.
         Disclose that while the Sponsor and the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Sponsor and selling securityholders will earn based on the current trading price.
         Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kyle Jason Kiser
CONX Corp.
June 26, 2024
Page 3

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameKyle Jason Kiser                     Sincerely,
Comapany NameCONX Corp.
                                                       Division of Corporation
Finance
June 26, 2024 Page 3                                   Office of Real Estate &
Construction
FirstName LastName